UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2006

Commission File Number: 000-51631

WiderThan Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Republic of Korea ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17F, K1 REIT Building 463 Chungjeong-Ro 3-Ga Seodaemun-Gu Seoul, 120-709, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On April 5, 2006, WiderThan Co., Ltd. issued two press releases relating to its mobile content services business.

Copies of such press releases are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiderThan Co., Ltd.

Date: April 5, 2006	By:	Dan Nemo
	Name:	Dan Nemo
	Title:	Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release
99.2	Press Release